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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 Wilshire Blvd
(No. and Street)

Beverly Hills	CA	90212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Colombino 310-432-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling and Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Cutter Mill Rd.	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Colombino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockCross Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title



ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of LOS ANGELES)

On February 27, 2017 before me, Ed Shaughnessy, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Michael Colombino
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public


ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018
NNA1

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________
Number of Pages: ______ Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stockcross Financial Services, Inc.
Beverly Hills, California

We have audited the accompanying statement of financial condition of Stockcross Financial Services, Inc. as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Stockcross Financial Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stockcross Financial Services, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2017

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	2,291,448
Cash and securities segregated under federal and other regulations (cash of $187,300,705 and securities with a fair value of $92,596,467)		279,897,172
Receivable from broker-dealers and clearing organizations		2,300,481
Receivable from customers		66,141,219
Receivable from non-customers		19,090
Securities owned-marketable, at fair value		4,614,209
Securities borrowed		11,907,000
Goodwill		8,029,258
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization		1,148,083
Other assets		2,158,726
	$	378,506,686
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	338,544,322
Payable to non customers		6,609,883
Drafts payable		3,759,363
Payable to broker-dealers and clearing organizations		317,849
Securities loaned		1,519,500
Securities sold, not yet purchased, at fair value		745,682
Accounts payable, accrued expenses and other liabilities		1,280,012
		352,776,611
Stockholder's Equity		
Common stock; $.0016 par value, 7,500,000 shares authorized, 5,802,500 shares issued and outstanding		9,284
Paid-in capital		21,921,492
Retained earnings		4,255,732
Less: stock subscription receivable		(456,433)
		25,730,075
	$	378,506,686

See notes to financial statements

STOCKCROSS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

StockCross Financial Services, Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is located in Beverly Hills, California, with offices throughout the United States and worldwide customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned are recorded at current market value.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. Securities loaned are recorded at the amount of cash collateral received. For securities borrowed and loaned, the Company monitors the market value, with additional collateral obtained or refunded as necessary.

Goodwill

In accordance with the Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" section 350, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill and indefinite-lived intangible assets. Instead, these assets are reviewed for impairment annually or more frequently when events or circumstances indicate that the carrying amount more likely than not exceeds it fair value. Using cash flow and market analysis, management determined that the carrying value of goodwill was not impaired and therefore there was no impact on the Company's financial position or results of operations as of and for the year ended December 31, 2016.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal income tax purposes and in various states. As an S corporation, the Company is not subject to federal income taxes and passes through substantially all taxable items to the shareholders of the Company. The Company is subject to state and local income taxes in various states and localities.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by the taxing authorities. At December 31, 2016, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and tax years prior to 2013 are no longer subject to examination by taxing authorities. There are presently no income tax examinations in process.

Property and Equipment

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or the non-cancelable remaining lease terms, as appropriate.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which remained outstanding and had not cleared the bank subsequent to year end.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions.

In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, established a framework for measuring fair value, and established a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available; the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Municipal Securities. The fair value of municipal securities are determined using recently executed transactions, market price quotations (when observable), bond spreads from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. Municipal Securities are generally categorized in level 2 of the fair value hierarchy.

Corporate Bonds and Convertible Preferred Stock. The fair value of corporate bonds and convertible preferred stock are determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds and convertible preferred stocks are generally categorized in level 2 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are in level 2 or level 3 of the fair value hierarchy.

Certificates of Deposit. Certificates of deposit included in investments are valued at cost, which approximates fair value. These are included within segregated investments in level 2 of the fair value hierarchy.

Exchange-Traded Options. Exchange-traded option securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy.

STOCKCROSS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Segregated Securities				
Certificates of Deposit	$ -	$16,646,205	$ -	$16,646,205
US Treasury Notes	75,950,262	-	-	75,950,262
Securities owned				
Certificates of Deposit	-	19,810		19,810
US Treasury Notes	1,298,298	-	-	1,298,298
Municipal obligations	-	1,137,205		1,137,205
Corporate obligations and Convertible Preferred Stocks	-	453,763		453,763
Equity securities	722,485	600,172	382,476	1,705,133
Total	$77,971,045	$18,857,155	$382,476	$97,210,676
Liabilities				
Securities sold, not yet purchased				
US Treasury Notes	$ 96,547	$ -	$ -	$96,547
Equity securities	648,385	-	-	648,385
Options	750	-	-	750
Total	$745,682	-	-	$745,682

Changes in Level 3 Equity Assets 01/01/2016 - 12/31/16

Balance - January 1, 2016	$ -
Unrealized gains (losses)	(466)
Purchases	232,942
Transfers in	150,000
Balance - December 31, 2016	$ 382,476

	Fair Value December 31, 2016	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Assets				
Equity Securities	$242,476	Liquidation valuation	Expected recovery	86.7%
Equity Securities	$140,000	Comparative transaction analysis	Discount	16.6%

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. Rent expense for the year ended December 31, 2016 was approximately $1,645,000, commitments going forward are:

2017	$ 1,243,000
2018	1,106,000
2019	985,000
2020	1,014,000
Thereafter	297,000
	$4,645,000

Litigation and Regulatory Matters

The Company is subject to various claims and arbitrations in the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on these financial statements.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manages market risks and is, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2016, amounts receivable from and payable to broker-dealers and clearing organizations include the following:

Receivables:		
Clearing organizations	$	879,434
Brokers and dealers		75,000
Securities failed to deliver		1,346,047
	$	2,300,481

Payables:

Brokers and dealers	$ 46,767
Securities failed to receive	271,082
	$ 317,849

7. PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. There were no contributions by the company to the plan for the year ended December 31, 2016.

8. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables

9. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash equivalents (interest bearing deposit accounts) and securities owned in the amount of $279,897,172 (cash $187,300,705, securities with a fair value $92,596,467) have been segregated in special reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

10. PAYABLE TO NON CUSTOMERS

Payable to non customers includes amounts due on cash transactions on accounts owned and controlled by principal officers, directors and stockholders of the company.

11. FAIR VALUE OPTIONS

The Company's financial instruments, securities owned and securities sold but not yet purchased, are recorded at fair value in the Statement of Financial Condition. The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of December 31, 2016, the Company did not elect the fair value option for any of its financial assets or liabilities not already recorded at fair value.

The following represents financial instruments in which the ending balance at December 31, 2016 is not carried at fair value on the Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash segregated pursuant to federal regulations are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations and certain other liabilities are recorded at amounts that approximate fair value due to their short-term nature.

12. NET CAPITAL REQUIREMENTS

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rules of the SEC (Rule 15c3-1) of the Securities Act of 1934. Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions. At December 31, 2016, the Company's net capital was $12,403,152, which was $10,828,962 in excess of its required net capital of $1,574,190. The Company's percentage of aggregate debit balances to net capital was 15.76% as of December 31, 2016.

13. INCENTIVE PLAN

With the approval of the board of directors and stockholder, the Company adopted an incentive plan (the "Plan") in 2007 to provide annual incentives to certain employees and directors. The incentives will be the award of cash settled stock appreciation rights ("SARs") based on shares of common stock not to exceed 100,000 shares awarded to any one participant for a calendar year. SARs which satisfy the vesting requirements set forth in the Plan will entitle the participant to receive a cash settled payment equal to the appreciation in the fair market value of a stated number of shares of common stock from the grant date to the date of exercise. The grant price for a particular SAR will be set forth in the award notice. There were no SARs issued or forfeited during 2016. At December 31, 2016, there were approximately 500,000 SARs outstanding. In the opinion of management, the exercise of SARs would not have a material impact on the financial statements. Subsequently, the plan was terminated on January 18, 2017.

14. SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2016 and through February 27, 2017, the date of the filing of this report. There have been not material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

STOCKCROSS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Filed in accordance with rule 17a-5(e) (3) as a PUBLIC DOCUMENT